SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  Report on Form 6-K for the Month of May 2003
                               Dated May 27, 2003

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F |X|     Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes |_|            No  |X|
         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.)


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Annex 1     BCP International Bank Limited, a subsidiary of Banco Comercial
            Portugues, S.A., published the attached press release that it intends to redeem all of its outstanding 8% Non-Cumulative Guaranteed Exchangeable Preference Shares, Series A on June 30, 2003, at the redemption price of U.S.$50.00 per share plus U.S. $1.00 per share representing dividends from March 31, 2003 to June 30, 2003.


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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCO COMERCIAL PORTUGUES, S.A.

                                     By: /s/ Antonio Rodrigues
                                         ------------------------------------
                                             Antonio Rodrigues
                                             Member of the Board of Directors


                                     By: /s/ Luis Gomes
                                         ------------------------------------
                                             Luis Gomes
                                             General Manager

Date: May 27, 2003


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                                                                         Annex 1

                         BCP INTERNATIONAL BANK LIMITED
                           ANNOUNCES REDEMPTION OF ITS
                    8% NON-CUMULATIVE GUARANTEED EXCHANGEABLE
                           PREFERENCE SHARES, SERIES A
                                 SYMBOL: BPCPrA
                               CUSIP: G09047 20 3

May 23, 2003 - BCP International Bank Limited has today given notice that it intends to redeem all of its outstanding 8% Non-Cumulative Guaranteed Exchangeable Preference Shares, Series A (the "Shares") on June 30, 2003, at the redemption price of U.S.$50.00 per share plus U.S. $1.00 per share representing dividends from March 31, 2003 to June 30, 2003.

The rights of holders to exchange their Shares for ordinary shares of Banco Comercial Portugues, S.A. (the "Bank") or American Depositary Shares ("ADSs") representing the Bank's ordinary shares will terminate at 5:00 pm (New York City time) on June 23, 2003, unless BCP International Bank Limited or the Bank default in making the payment due upon redemption, in which event the right to require exchange shall continue up to and until the date upon which the redemption price is paid in full to The Bank of New York, in its capacity as redemption agent. Holders of Shares desiring to exchange their Shares must make timely delivery (on any business day) of the certificate representing the Shares to be exchanged and a duly signed and completed notice of exchange to the Tender & Exchange Department of The Bank of New York, located at 101 Barclay Street, New York, NY 10286. Based on the current Exchange Price of $2.15, each Share validly tendered for exchange would be exchanged for either 23.2619 ordinary shares of the Bank or 4.6511 ADSs, at the option of the holder of tendering such Share for exchange.

Holders of the Shares are also advised that the Bank is currently reviewing whether to maintain its foreign stock exchange listings and may decide to focus on its listing on the Euronext Lisbon exchange, where the majority of trading in its ordinary shares takes place. In line with this policy, the Bank has publicly announced its intention to de-list its ADSs from the New York Stock Exchange and to de-register its securities under the U.S. Securities Exchange Act of 1934.

The Bank of New York is acting as redemption agent for purposes of redeeming the Shares. The Company will not set a record date for the final dividend payment. Holders of the Shares will be paid upon surrender of their Shares to the redemption agent. Certificates representing the Shares should be surrendered to the redemption agent at any of the following addresses for payment of the redemption price:

       By Mail:                                    By Hand or Overnight Courier:
       The Bank of New York
       Tender & Exchange Department                The Bank of New York
       P.O. Box 11248                              Tender & Exchange Department
       Church Street Station                       101 Barclay Street
       New York, NY 10286-1248                     New York, NY 10286

                      For Information Call: 1-800-507-9357

Certificates surrendered for payment of the redemption price need not be endorsed.


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